For period ending July 31, 2002

File number 811-7352


		Exhibit 77C


All-American Term Trust Inc.


	At the annual meeting of shareholders held on May 16, 2002 the Funds shareholders elected board members. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.




 For period ending July 31, 2002

File number 811-7352

		Exhibit 77D and 77 Q1(b)

All-American Term Trust Inc.

Investment Policy Changes


The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to materially affect portfolio management.

The new 80% policy has been adopted as a non-fundamental investment policy. This means that this investment policy may be changed by the Funds board without shareholder approval. However, the Fund has also adopted a policy to provide its shareholders with at least 60 days prior written notice of any change to its 80% investment policy. Many of the Funds other investment policies also are non-fundamental policies and may be changed by its board without shareholder approval. The Fund will interpret these new policies as if the following phrase appeared immediately after the words net assets: (plus the amount of any borrowing for investment purposes).
If subsequent to an investment, the Funds 80% policy is no longer met (e.g., bonds are called or mature resulting in a large influx of cash), then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

Revised Policy:

Under normal circumstances, to invest at least 80% of its net assets in securities of U.S. issuers.

The fund may invest up to 20% of its net assets in securities of non-U.S.
issuers.

All-American Term Trust  Semiannual NSAR